SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        ADVANCED TECHNICAL PRODUCTS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   007548 10 0
                                 (CUSIP Number)

                                 James S. Carter
                         3353 Peachtree Road, Suite 920
                             Atlanta, Georgia 30326
                                 (404) 231-7272
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                October 31, 1997
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

CUSIP NO.  007548 10 0                                        Page 1 of 16 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Sam P. Douglass
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [X]
--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
      OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      United State of America
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Shares                      2,484,612
Beneficially       8.   Shared Voting Power
Owned by                      -0-
Each Reporting     9.   Sole Dispositive Power
Person With                 2,484,612
                  10.   Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,484,612
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      47.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP NO.  007548 10 0                                        Page 2 of 16 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Corporation International
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
      OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares                       2,484,612
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   2,484,612
                  10.   Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,484,612
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      47.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person

      CO
--------------------------------------------------------------------------------

CUSIP NO.  007548 10 0                                        Page 3 of 16 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Capital Management Corporation
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
      OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares                       2,484,612
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   2,484,612
                  10.   Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,484,612
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      47.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person

      CO
--------------------------------------------------------------------------------

CUSIP NO.  007548 10 0                                        Page 4 of 16 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Capital Corporation
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
      OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares                       2,484,612
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   2,484,612
                  10.   Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,484,612
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      47.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person

      CO
--------------------------------------------------------------------------------

CUSIP NO.  007548 10 0                                        Page 5 of 16 Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Equus Equity Appreciation Fund L.P.
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds
      OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares                       2,484,612
Beneficially       8.   Shared Voting Power
Owned by                        -0-
Each Reporting     9.   Sole Dispositive Power
Person With                   2,484,612
                  10.   Shared Dispositive Power
                                -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,484,612
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      47.6%
--------------------------------------------------------------------------------

14.   Type of Reporting Person

      PN
--------------------------------------------------------------------------------

CUSIP NO.  007548 10 0                                        Page 6 of 16 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Advanced Technical Products, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 3353 Peachtree Road, Suite 920, Atlanta, Georgia 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a), (b) and (c) This statement is filed by the following persons (collectively, the "Reporting Persons"):

      1. Sam P. Douglass. Mr. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Douglass is a director and Chairman of the Board and Chief Executive Officer of Equus Capital Corporation, Equus Capital Management Corporation and Equus Corporation International, and a general partner of Equus Equity Appreciation Fund, L.P. Mr. Douglass is also a trustee for Douglass Trust IV, FBO Brooke Douglass and Douglass Trust IV, FBO S. Preston Douglass, Jr. (collectively, the "Trusts"), each of which trust owns 50% of the issued and outstanding shares of the common stock of Equus Corporation International.

      2. Equus Corporation International, a Delaware corporation ("ECI"). The directors and executive officers of ECI are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECI. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Paula T. Douglass. Ms. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Douglass is a director, Vice President and Secretary of ECI.

      S. Preston Douglass, Jr. Mr. Douglass' business address is 820 Main Street, Suite 100, Kerrville, Texas 78028-5300. Mr. Douglass is a director and Vice President of ECI. Mr. Douglass is a partner in the law firm of Wallace, Jackson, Machann, Williams & Douglass, Kerrville, Texas.

      The address of the principal business and the principal office of ECI is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECI is a privately held company that owns 80% of the issued and outstanding common stock of Equus Capital Management Corporation.

      3. Equus Capital Management Corporation, a Delaware corporation ("ECMC"). The directors and executive officers of ECMC are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Nolan Lehmann. Mr. Lehmann's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Lehmann is a director and President of ECMC.

CUSIP NO.  007548 10 0                                       Page 7 of 16 Pages


      Gary L. Forbes. Mr. Forbes' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Forbes is Vice President of ECMC.

      Randall B. Hale. Mr. Hale's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Hale is a director and Vice President and Secretary of ECMC.

      Paula T. Douglass. Ms. Douglass is a director of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Ms. Douglass is listed above.

      S. Preston Douglass. Mr. Douglass is a director of ECMC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      The address of the principal business and the principal office of ECMC is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECMC is a registered investment adviser and acts as investment adviser for Equus Equity Appreciation Fund, L.P., as well as other investment funds. ECMC owns all of the issued and outstanding shares of the common stock of Equus Capital Corporation.

      4. Equus Capital Corporation, a Delaware corporation ("ECC"). The directors and executive officers of ECC are as follows:

      Sam P. Douglass. Mr. Douglass is a director, Chairman of the Board and Chief Executive Officer of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Nolan Lehmann. Mr. Lehmann is a director and President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Lehmann is listed above.

      Gary L. Forbes. Mr. Forbes is Vice President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Forbes is listed above.

      Randall B. Hale. Mr. Hale is a director and Vice President of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Hale is listed above.

      Paula T. Douglass. Ms. Douglass is a director of ECC. Certain additional information required to be disclosed in Item 2 with respect to Ms. Douglass is listed above.

      S. Preston Douglass. Mr. Douglass is a director of ECC. Certain additional information required to be disclosed in Item 2 with respect to Mr. Douglass is listed above.

      Patrick M. Cahill. Mr. Cahill's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Cahill is a Vice President and Treasurer of ECC and Controller of ECMC.

      Tracy H. Cohen. Ms. Cohen's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Cohen is a Vice President and Secretary of ECC and Investor Relations Manager of ECMC.

CUSIP NO.  007548 10 0                                        Page 8 of 16 Pages


      The address of the principal business and the principal office of ECC is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECC is a registered investment adviser and acts as investment adviser for Equus Equity Appreciation Fund, L.P., as well as other investment funds. ECC owns a 1% general partnership interest in, and is the managing general partner of, Equus Equity Appreciation Fund, L.P.

      5. Equus Equity Appreciation Fund, L.P., a Delaware limited partnership ("EEAF"). The managing general partner of the Equus Fund is Equus Capital Corporation. Sam P. Douglas and Nolan Lehmann are the remaining general partners. The address of the principal business and the principal office of Equus Fund is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

      (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

      (f) All of the persons referred to in Paragraph (a) above are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

      TPG was formed in 1995 to acquire the business and assets of three operating units of the Brunswick Technical Group of Brunswick Corporation. At that time, EEAF acquired 299,250 shares of TPG Common Stock, representing 63.0% of the then issued and outstanding shares of TPG Common Stock. EEAF paid an aggregate of $630,000 for the shares out of its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

      On October 31, 1997 (the "Effective Time"), TPG Holdings, Inc. ("TPG") merged (the "Merger") with and into Lunn Industries, Inc. ("Lunn"), and Lunn, as the surviving corporation, changed its name to "Advanced Technical Products, Inc." The Merger was approved by the stockholders of TPG on October 29, 1997 and by the stockholders of Lunn on October 30, 1997.

      As a result of the Merger, each share of the common stock, $0.01 par value per share, of TPG (the "TPG Common Stock") was converted into the right to receive 8.3028 shares of the Common Stock, subject to the cancellation of any of the Common Stock held in escrow for the former TPG stockholders if TPG fails to achieve a certain financial goal (the "Escrowed Stock"), each share of the common stock, $0.01 par value per share, of Lunn (the "Lunn Common Stock") was converted into the right to receive 0.1 share of the Common Stock, and each share of the preferred stock, $1.00 par value per share, of TPG was converted into the right to receive one share of the preferred stock, $1.00 par value per share, of the Company. Additionally, as a result of the Merger, the Company assumed all outstanding options to purchase TPG Common Stock (a "TPG Option"), all outstanding

CUSIP NO.  007548 10 0                                        Page 9 of 16 Pages


options to purchase Lunn Common Stock (a "Lunn Option") and all outstanding warrants to purchase Lunn Common Stock (a "Lunn Warrant"). Each such TPG Option will become exercisable for that number of whole shares of the Common Stock equal to the number of shares of TPG Common Stock covered thereby immediately prior to the Effective Time multiplied by 8.3028, subject to cancellation of any of the Escrowed Stock that is reserved for issuance upon exercise of such options, and each Lunn Option and Lunn Warrant will become exercisable for that number of whole shares of the Common Stock equal to the number of shares of Lunn Common Stock covered thereby immediately prior to the Effective Time multiplied by 0.1.

      As of the Effective Time, the Company retained, in its capacity as escrow agent, the Escrowed Stock. The number of shares constituting the Escrowed Stock equals 50% of (i) the shares of the Common Stock deliverable to each of the holders of TPG Common Stock pursuant to the Acquisition Agreement, and (ii) the number of shares of Common Stock reserved for issuance upon exercise of the TPG Options. If the net income after taxes, as calculated in accordance with generally accepted accounting principles, of the business of TPG and its subsidiaries, as constituted on August 22, 1997, for the year ending December 31, 1997 as determined by the Company (the "1997 TPG Net Income") is less than $4,000,000, then, within 30 days after the date the 1997 TPG Net Income is determined (the "Determination Date"), the Company shall immediately cancel the Canceled Stock (as defined below) and deliver to each of the holders of record as of the Effective Time of the TPG Common Stock and of the TPG Options who have exercised all or any part of such TPG Options, such person's pro rata shares of the Escrowed Stock not constituting the Canceled Stock, if any (all such shares of Escrowed Stock not so canceled is hereinafter referred to as the "Released Stock")), with the Company making, in good faith, any rounding determinations such that each such person's pro rata share of the Released Stock equals a whole number.

      The amount of the canceled stock (the "Canceled Stock") is determined by the following formula:

                           4,000,000X
                 ------------------------------- + X = 4,151,402
                 4,000,000 - 1997 TPG Net Income

      (with X = the number of shares of Canceled Stock; provided, however, that, for the purposes of calculation of the Canceled Stock, if the 1997 TPG Net Income is greater than or equal to $4,000,000, then the number of shares constituting the Canceled Stock shall be deemed to be zero, and if the 1997 TPG Net Income is less than zero, then the 1997 TPG Net Income shall be deemed to be zero).

      As a result of the Merger, EEAF acquired 2,484,612 shares of the Common Stock. The Reporting Persons currently intend to hold such shares for investment and none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP NO.  007548 10 0                                       Page 10 of 16 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) EEAF is the beneficial owner of 2,484,612 shares of Common Stock, which represents 47.6% of the issued and outstanding shares of the Common Stock. ECC is the beneficial owner of the shares of Common Stock owned by EEAF as a result of its position as managing general partner of EEAF. ECMC is the beneficial owner of the shares of Common Stock beneficially owned by ECC as a result of ECMC's ownership of all of the issued and outstanding shares of the common stock of ECC. ECI is the beneficial owner of the shares of Common Stock beneficially owned by ECMC as a result of ECI's ownership of 80% of the issued and outstanding shares of the common stock of ECMC. Mr. Sam Douglass may be deemed the beneficial owner of the shares of the Common Stock beneficially owned by ECI as a result of his position as trustee of the Trusts, which are the sole stockholders of ECI. Mr. Douglass expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities owned by the Trusts. None of the executive officers or directors of the Equus Fund or Equus has any beneficial ownership interest in the shares of Common Stock owned by any of the Reporting Persons.

      (b) EEAF has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above. ECC also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above by virtue of its position as managing general partner of EEAF. ECMC also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) above by virtue of its position as the sole stockholder of ECC. ECI also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) by virtue of its position as the holder of 80% of the issued and outstanding shares of common stock of ECMC. Mr. Sam Douglass also has the sole power to vote and the sole power to dispose of all of the shares of Common Stock listed in Paragraph (a) that he may be deemed to own by virtue of his position as trustee of the Trusts, the sole stockholders of ECI.

      (c) On October 31, 1997, EEAF, and, by virtue of the relationships described above, the remaining Reporting Persons, acquired all 2,484,612 shares of the Common Stock listed in Paragraph (a) above as a result of the Merger.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by EEAF and the remaining Reporting Persons.

      (e)   Not applicable.

CUSIP NO.  007548 10 0                                       Page 11 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for their relationships as directors and/or officers of the Reporting Persons as described in Item 2 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

      The Reporting Persons each expressly disclaim that they are acting as a group within the meaning of Section 13(d)(3) of the Act.

      In accordance with Rule 240.13d-4 promulgated under the Act, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he or it is, for purposes of Section 13(d) or
Section 13(g) of the Act, the beneficial owner of any securities of the Company other than as expressly described in Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Acquisition Statement pursuant to Rule 13d-1(f)(1).

CUSIP NO.  007548 10 0                                       Page 12 of 16 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997

                                                  /s/SAM P. DOUGLASS
                                                     Sam P. Douglass

CUSIP NO.  007548 10 0                                       Page 13 of 16 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997

                                             EQUUS CORPORATION INTERNATIONAL

                                             By:/s/ SAM P. DOUGLASS
                                             Name:  Sam P. Douglass
                                             Title: Chairman

CUSIP NO.  007548 10 0                                       Page 14 of 16 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997

                                        EQUUS CAPITAL MANAGEMENT CORPORATION

                                        By: /s/ SAM P. DOUGLAS
                                        Name:   Sam P. Douglas
                                        Title:  Chairman

CUSIP NO.  007548 10 0                                       Page 15 of 16 Pages



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997

                                        EQUUS CAPITAL CORPORATION

                                        By: /s/ PATRICK M. CAHILL
                                        Name:   Patrick M. Cahill
                                        Title:  Vice President

CUSIP NO.  007548 10 0                                       Page 16 of 16 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 10, 1997.

                                        EQUUS EQUITY APPRECIATION FUND, L.P.

                                  By:   EQUUS CAPITAL CORPORATION,
                                        its general partner

                                        By: /s/ PATRICK M. CAHILL
                                        Name:   Patrick M. Cahill
                                        Title:  Vice President

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-(1)(f)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

      Dated: November 10, 1997.

                           /s/ SAM P. DOUGLASS
                               Sam P. Douglass


                              EQUUS CORPORATION INTERNATIONAL

                                    By:  /s/ SAM P. DOUGLASS
                                    Name:    Sam P. Douglass
                                    Title:   Chairman


                              EQUUS CAPITAL MANAGEMENT CORPORATION

                                    By:  /s/ SAM P. DOUGLASS
                                    Name:    Sam P. Douglass
                                    Title:   Chairman


                              EQUUS CAPITAL CORPORATION

                                    By:  /s/ SAM P. DOUGLASS
                                    Name:    Sam P. Douglass
                                    Title:   Chairman


                              EQUUS EQUITY APPRECIATION FUND, L.P.

                              By:   EQUUS CAPITAL CORPORATION,
                                    its general partner

                                    By:  /s/ PATRICK M. CAHILL
                                    Name:    Patrick M. Cahill
                                    Title:   Vice President